FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 13, 2017

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street

Netanya, Israel 42140

________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____      No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES DISMISSAL OF REQUEST FOR

INJUNCTION AGAINST THE COMPANY'S NETWORK SHARING

AGREEMENT WITH ELECTRA

NETANYA, Israel, February 12, 2017 – Cellcom Israel Ltd. (NYSE: CEL) (the “Company”) announced today that the district court dismissed the previously reported Marathon 018 Xfone Ltd., or Xfone's request for an interim injunction against the completion and execution of the Company's network sharing and hosting agreement with Electra Consumer Products Ltd., or the Electra Agreement, at the request of the parties. The parties agreed in principle to make certain modifications to the Company and Xfone's July 2016 network sharing and hosting agreement, or the Xfone Agreement, in line with the Electra agreement, as well as provide Xfone with certain annual discounts for immaterial amounts. This agreement in principle is subject to finalization and negotiation of definitive documentation. Both the Electra and Xfone Agreements await regulatory approvals.

For additional details see the Company's current reports on Form 6-K dated August 10, 2016 (under "Other developments during the second quarter of 2016 and subsequent to the end of the reporting period –Agreement with Xfone"), November 14, 2016 (under "Other developments during the third quarter of 2016 and subsequent to the end of the reporting period – Network Sharing with Xfone"), January 3, 2017 and January 31, 2017.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the largest Israeli cellular provider; Cellcom Israel provides its approximately 2.822 million cellular subscribers (as at September 30, 2016) with a broad range of value added services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for hearing impaired, etc. Cellcom Israel further provides OTT TV services (as of December 2014), internet infrastructure (as of February 2015) and connectivity services and international calling services, as well as landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il/

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	February 13, 2017	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary